PURE GOLD MINERALS INC. T.PUG

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

9/1

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 27, 2004 *TSX SYMBOL: PUG*

AGREEMENT WITH DE BEERS CONCERNING 6 MILLION ACRE COLVILLE LAKE PROJECT, NWT

Donald R. Sheldon, President of Pure Gold Minerals Inc. ("Pure Gold" or the "Corporation"), is pleased to announce that the Corporation has entered into an option agreement with De Beers Canada Exploration Inc. ("De Beers") concerning the Colville Lake Property, Northwest Territories ("the Property"). The Property, which consists of 156 Permits totaling approximately 6 million acres, is located north of Norman Wells, Northwest Territories immediately south of the Lena West Property, currently the most active exploration property of Diamondex Resources Ltd (TSX.V:DSP).

De Beers conducted regional indicator mineral sampling in the late 1970's and extended this sampling in 2003. All sampling was from stream sediments. The Property was acquired based on wide spread positive Kimberlite Indicator Mineral ("KIM") results from this sampling program. The KIM recovered from the De Beers sampling indicate a probable mantle source and the potential presence of kimberlite targets. Pure Gold has now commenced a surface exploration program on the Property that will include further stream sediment and till sampling. In addition an airborne magnetic survey will be completed in September and October. De Beers will process the samples through its facilities in Sudbury, Ontario and the indicator selection and categorization will be completed at HDM Laboratories, Loveland Colorado. This will allow for a much faster turn around on KIM results that will guide ongoing exploration on a more current basis.

Pure Gold received technical advice with respect to the evaluation and acquisition of the Colville Lake Property from Malcolm McCallum and Raymond Davies, who have also agreed to continue to advise Pure Gold concerning the Property. Mr. McCallum and Mr. Davies are well known independent consultants with extensive diamond exploration experience in Canada and throughout the world. In addition, Pure Gold and De Beers have committed through the agreement to use their respective expertise and positions to advance the Property to the mutual benefit of both companies.

While at an early stage of exploration, the KIM results to date from the Colville Lake Property are encouraging and indicative of probable kimberlite sources that will be the target of the current exploration program. Pure Gold is very pleased to have entered into this agreement and is looking forward to working with De Beers with respect to ongoing exploration and development of the Property. Under the terms of the option agreement Pure Gold must spend $3.95 million on exploration of the property over three years, which approximately represents the amount required to maintain the Property, to earn an 85% interest. Over a certain threshold value of a development project, as defined by a feasibility study, De Beers has the right to back in for a 70% interest by reimbursing Pure Gold for two times the amount expended by Pure Gold on the development project and procuring production debt financing. The agreement is subject to requisite approvals and due diligence.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca